Appendix 1

Repayment Plan

To Shanghai TCH Energy Technology Co., Ltd.:

We promised to you in the form of Letter of Undertaking on December 31, 2007, that we will repay the debt before the end of July 2008. Since our company was in a period of operation transforming from 2006 to 2007 that we didn't repay in time, we apologize again for any inconvenience caused. According to the requirements in the letter dated February 14, 2008 from you, and our recent financing status, the following supplemental repayment plan was proposed and approved by the Board of Directors of our company:

1. Repay RMB 6,000,000 before the end of April., 2008
2. Repay RMB 10,000,000 before the end of May, 2008
3. Repay RMB 10,908,515.20 before the end of June., 2008
Total: RMB 26,908,515.20

We solemnly and sincerely promise that, if we can't repay in time, we will bear all the legal responsibility arising there-from.

Shanghai Sifang Information Technology Co. 02/15/2008